FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2002

Technip-Coflexip
(Translation of Registrant's Name Into English)

170 place Henri-Régnault
92973 Paris La Défense 6
France
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure: Several press releases:

- Two dated June 20, 2002, the first announcing the first GTL (Gas-to-Liquid) contract awarded to Technip-Coflexip; and the other announcing an extension contract for the la Pampilla Refinery;
- One dated June 21, 2002, announcing the minutes of the annual general shareholders' meeting held on June 20, 2002.

Press releases
FIRST GTL CONTRACT FOR TECHNIP-COFLEXIP

Paris-La Défense, June 20, 2002

The Petroleum Oil and Gas Corporation of South Africa (Pty) Ltd (Petro SA) - a merger between Mossgas and other State petroleum assets - on behalf of a joint venture between Mossgas and Statoil, has awarded Technip-Coflexip (NYSE: TKP and Euronext: 13170) an engineering and services contract for the implementation of a semi-commercial unit based on Statoil's low temperature Fischer Tropsch technology.

The plant, with a nominal capacity of 1,000 barrels/day, will be based at Mossel Bay in the Republic of South Africa. The expected start-up date is end of 2003.

Under the terms of this contract, Technip-Coflexip will carry out detail engineering as well as procurement services and supervision of construction.

This project will be performed by the engineering center of Technip-Coflexip based in Rome, in association with Technip-Coflexip's new affiliate to be created in South Africa with a local partner.

This contract is the first breakthrough of Technip-Coflexip on the emerging market of gas-to-liquids (GTL) facilities for which several large-scale projects are currently being developed. GTL facilities are designed to produce high quality liquid hydrocarbons from gas. The liquid hydrocarbons can be easily transported from the gas producing countries and they meet the needs of the refiners to satisfy new environmental standards.

* * *

With a workforce of about 18,000 and annual revenues of about 5 billion euros, Technip-Coflexip ranks among the top five in the field of oil and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York (NYSE: TKP) and in Paris (EURONEXT: 13170). The main engineering and business centers of Technip-Coflexip are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world class fleet of offshore construction vessels

* * *

TECHNIP-COFLEXIP
Press Relations:

TECHNIP-COFLEXIP
Group Investor Relations

Sylvie Hallemans
Tel.: +33 (0) 1 47 78 34 85
Fax: +33 (0) 1 47 78 24 33
shallemans@technip-coflexip.com

Officer:
Miranda Weeks
Tel.: +33 (0) 1 55 91 88 27
Fax: +33 (0) 1 55 91 87 11
mweeks@technip-coflexip.com

TECHNIP-COFLEXIP

Paris-La Défense, June 20, 2002

PRESS RELEASE

EXTENSION CONTRACT FOR LA PAMPILLA REFINERY

The Peruvian company Refinería La Pampilla S.A. partly owned by the Repsol YPF Group has awarded on an EPC lump sum turn-key basis to a joint venture created between Technip-Coflexip and the Spanish group Dragados Industrial a contract for a major extension of its refinery located in La Pampilla nearby Lima.

The project mainly consists in the addition of new units like Vacuum, Visbreaker, Merox and Sour Water Treatment as well as the revamp of its crude unit and the related utilities. It will be mechanically completed in 23 months.

Technip Coflexip, who already built different units of La Pampilla refinery in the 70's and Dragados Industrial will provide engineering services, supplies and construction for this project. This is the first significant cooperation project between Technip-Coflexip and Dragados Industrial.

o

o o

With a workforce of about 18,000 and annual revenues of about 5 billion euros, Technip-Coflexip ranks among the top five in the field of oil and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York (NYSE: TKP) and in Paris (EURONEXT: 13170). The main engineering and business centers of Technip-Coflexip are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world class fleet of offshore construction vessels.

TECHNIP-COFLEXIP's website is accessible at: http://www.technip-coflexip.com

Statements in this news release other than historical financial information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as capital expenditures in the oil and gas industry, the timing of development of offshore energy resources, materialization of construction risks, the strength of competition, interest rate movements and stability in developing countries.

For further information contact:

Sylvie Hallemans
Press Relations
TECHNIP-COFLEXIP
Tel. +33 (0) 1 47 78 34 85
Fax +33 (0) 1 47 78 24 33
E-mail: shallemans@technip-coflexip.com

Miranda Weeks
Investor Relations Officer
TECHNIP-COFLEXIP
Tel. +33 (0) 1 55 91 88 27
Fax +33 (0) 1 55 91 87 11
E-mail: mweeks@technip-coflexip.com

TECHNIP-COFLEXIP

Paris-La Défense, June 21, 2002

PRESS RELEASE

ANNUAL GENERAL SHAREHOLDERS MEETING OF TECHNIP-COFLEXIP HELD ON 20 JUNE 2002

At the general meeting of shareholders of Technip-Coflexip (NYSE: TKP and EURONEXT: 13170) held on 20 June 2002, all 17 resolutions proposed by the Management Board were approved.

The shareholders approved a dividend of EUR3.30 per share (to which is attached the tax credit of EUR1.65 per share) to be paid on 28 June 2002.

The shareholders also approved the merger of ISIS into Technip-Coflexip which already owned 99.09% of ISIS. Shareholders of ISIS (apart from Technip-Coflexip) will receive 11 shares of Technip-Coflexip for each 10 shares of ISIS. The effective payout date for the share exchange is 20 June 2002. Consequently, ISIS shareholders will receive the dividend noted above.

Mr. Valot, Chairman of the Management Board, noted that the company is working on improving its earnings forecasting procedures in order to enable management to communicate with the market more promptly. With respect to the outlook for 2002, Mr. Valot noted that EBITDA for the second quarter of 2002 would be stronger than that of the first quarter of 2002, but not as strong as second quarter 2001 pro forma EBITDA which was particularly high.

Recalling that the company's backlog at 31 March 2002 reached a record high at EUR 5.5 billion, or 14 months of revenue, Mr. Valot also pointed out that, in addition to the backlog, the company has EUR1 billion in "pre-backlog" (signed contracts awaiting entry into force).

The Chairman of the Management Board also noted that the accessible market for Technip-Coflexip has continued to expand especially with respect to projects for large deepwater floaters, since the company is now very often pre-qualified by operators to tender for such projects in Brazil and West Africa.

These potential revenue synergies will be complemented with cost synergies, (on procurement, information technology, fixed costs and tendering costs) a portion of which will be achieved in 2003 given the delays in the start-up of several large projects.

Also announced was the program to dispose of non-strategic assets, valued at over EUR100 million, during the coming 12 months. The corporate offices of the former Coflexip will figure among these disposals.

For a complete copy of the presentation given by Mr. Valot, visit the "Publications and Presentations" section on the company website at www.technip-coflexip.com.

°
° °

With a workforce of about 18,000 and annual revenues of about 5 billion euros, Technip-Coflexip ranks among the top five in the field of oil and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York (NYSE: TKP) and in Paris (EURONEXT: 13170). The main engineering and business centers of Technip-Coflexip are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world class fleet of offshore construction vessels.

TECHNIP-COFLEXIP's website is accessible at: http://www.technip-coflexip.com

Statements in this news release other than historical financial information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as capital expenditures in the oil and gas industry, the timing of development of offshore energy resources, materialization of construction risks, the strength of competition, interest rate movements and stability in developing countries.

For further information contact:

Sylvie Hallemans
Press Relations
TECHNIP-COFLEXIP
Tel. +33 (0) 1 47 78 34 85
Fax +33 (0) 1 47 78 24 33
E-mail: shallemans@technip-coflexip.com

Miranda Weeks
Investor Relations Officer
TECHNIP-COFLEXIP
Tel. +33 (0) 1 55 91 88 27
Fax +33 (0) 1 55 91 87 11
E-mail: mweeks@technip-coflexip.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Technip-Coflexip has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2002

TECHNIP-COFLEXIP

By: ____________________

Name: Patrick Picard

Title: Corporate Secretary